UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: April 30, 2023

6d bytes inc.
(Exact name of issuer as specified in its charter)

Delaware	81-0838517
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

440 N Wolfe RD M/S 215

Sunnyvale, CA 94085

 (Full mailing address of principal executive offices)

(415) 651-3467

(Issuer’s telephone number, including area code)

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In this Semi-Annual Report, the terms “6d Bytes, Inc.”, “Blendid”, “we”, “us”, “our”, or “the Company” refers to 6d Bytes, Inc. and its subsidiaries on a consolidated basis.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

Overview

Business Updates

6d bytes inc. was incorporated in the State of Delaware on November 16, 2015 and was registered to do business in California. Blendid builds robotic and artificial intelligence-enabled food automation solutions. The company’s first product, a fully autonomous robotic kiosk, makes fresh smoothies on-demand. Our smoothies are customizable to individual taste and nutrition preferences. Currently, our kiosks are deployed in corporate, college, shopping mall, supermarket, hospital and health club environments. We operate both branded food service locations and license our robotic solutions to other foodservice operators.

Blendid first began generating revenue in the second quarter of 2018. As a result of COVID-19 and the resulting shutdown of college campuses where our kiosks were located, the company pivoted its target segment away from colleges to supermarkets, and launched a Blendid kiosk at Walmart in Fremont in October 2020 and a co-branded Jamba by Blendid kiosk in Dixon, CA in December 2020. Since then, we have focused our efforts on the sale and licensing of our robotic kiosks, which has become our primary source of revenue.

In September 2021, Blendid entered into a commercial agreement with Jamba that allows Jamba to purchase and deploy “Jamba by Blendid” product across the country in various types of commercial locations. This agreement creates a framework for our separate negotiations with Jamba franchisees. The terms our agreements with the Jamba franchisees may vary and depend upon several factors including whether the franchisee chooses to pay more up front for a kiosk resulting in lower service fees. Generally speaking, franchisees may opt for 16% of net sales, 7% of net sales plus a flat fee of $1,700 per month, or a negotiated combination. “Net sales” is defined term in our agreement with Jamba which has been filed as an exhibit to this report. We are currently in Phase 2 of our agreement, pursuant to which Jamba pre-purchased 10 robotic kiosks to deploy across various types of locations. The Company started delivering kiosks to Jamba in late 2021 and expects to deliver the last two kiosks in the second half of 2023. Later phases of the agreement provide the parameters for Jamba to purchase a minimum of 530 units for installation with their franchisees. However, there is no guarantee or requirement that Jamba proceed with the additional purchases. The agreement provides us with introductions to Jamba franchisees (operators) and provides a framework for us to negotiate a service agreement with them independently of Jamba. The agreement also has an exclusivity provision that (upon Jamba meeting certain order commitments) prohibits us from entering into agreements with certain competitive businesses, such as certain quick service restaurants having majority of their menu offerings consisting of blended-to-order smoothies and/or any retail beverage brand that sells a certain amount of non-alcoholic beverages.

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In February 2023, the Company introduced a new arrangement involving our kiosks called Robot-as-a-Service (“RAAS”). Under this arrangement, we receive revenue by renting our current kiosks, including both hardware and software, to customers on a monthly or annual basis. The Company recognizes revenue as it is earned over the rental period rather than upon delivery of the kiosk. Currently we are renting our kiosks in three locations – two Bay Club locations in Northern California and a manufacturing company in Greenbay, Wisconsin. RAAS has become our primary source of revenue since its introduction.

The Company also receives revenue from the sale of blended drinks sold through the kiosk operated by us.

Changes to the Board of Directors

In connection with the private placement of the Company’s Series C Preferred Stock and Series C Warrants in May 2023, the board composition and related voting agreement, including the right of certain stockholders to appoint directors, has changed. For details, see “Subsequent Events” below. Other related agreements pertaining to the rights of securityholders, including the amendment and restatement of the Company’s certificate of incorporation, are discussed in detail in “Item 2. Other Information – Description of the Company’s Securities.”

Our financial statements were prepared on a going concern basis. Since inception the company has incurred losses and has relied on securing loans and funding from investors. The company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations.

Operating Results

Revenues

The Company saw a decrease in net revenues to $160,349 for the six month period ended April 30, 2023 from $296,252 for the six month period ended April 30, 2022. We attribute this approximately 46% decrease due to focusing resources on a new revenue source we call Robot-as-a-Service or “RAAS,” which as discussed above, involves renting our kiosks, including both hardware and software, instead of selling the kiosks. We introduced RAAS in February 2023, and during this period it has been received well by customers. For the six-month period ending April 30, 2023, a majority of the Company’s revenue was generated from RAAS while for the six-month period ending April 30, 2022, a majority of the Company’s revenue was generated by sales of our kiosks.

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Recognition of Revenue

Historically, our primary source of revenue has been the sale of our robotic kiosks and receiving service fees. We also receive revenue from the sale of blended drinks in locations operated by the Company. Once a kiosk is delivered or upon the sale of our blended drinks, the Company immediately recognizes revenue. The Company will recognize revenue and cost of goods sold upon the delivery of each kiosk. See Note 2 to the company’s Financial Statements.

In contrast, our revenue from rentals of our Robot-as-a-Service is recognized as it is earned over the rental period . Management anticipates that this line of business will boost our revenue stream because of its results during the months since its launch and its recurring nature.

Cost of Revenues

Our cost of goods sold decreased approximately 80% to $54,790 for the six month period ended April 30, 2023 compared to $268,426 for the same period in 2022 as a result of the shift to RAAS revenue.

With respect to kiosks that are sold or leased to our customers, our cost of goods includes material (cost of hardware and software) and labor cost involved in manufacturing our kiosks. In addition to these costs, kiosks that are leased under our RAAS arrangement include the cost of maintenance and servicing the kiosks. With respect to our Blendid operated location, our cost of goods also includes the cost of raw ingredients and supplies needed to make smoothies, plus credit card fees, labor and rent costs.

Operating Expenses

Our total operating expense slightly decreased to $2,105,547 for the six month period ended April 30, 2023 from $2,145,460 for the same period in 2022. The decrease was due to a decrease of $66,312 in sales and marketing expenses primarily due to a decrease in marketing payroll expenses. This decrease was partially offset by an increase of $32,504 in general and administrative expenses due to an increase in accounting, insurance, and dues and subscriptions. Research and development expenses, which have generally been consistent over the two comparable periods, remain the largest operating expense with the Company focused on continued product development.

Net Operating Income (Loss)

The Company’s net operating loss for the six month period ending April 30, 2023, was $1,999,986 compared to $2,117,634 for the same period in 2022. While the Company is focusing on streamlining and reducing its operating costs in the next twelve to eighteen months, the Company is expected to continue to have operating losses as it continues to grow revenue and acquire new customers.

Other Income (Expenses)

Other Income (Expenses) decreased by approximately 93% to $18,965 for the six month period ending April 30, 2023, compared to $263,438 for the same period in 2022. This decrease is due to the Company receiving employer retention tax credits of approximately $300,000 in April 2022.

Our interest expense remained almost the same with the Company accruing $59,595 interest expense for the six month period ended April 30, 2023, compared to $59,138 for the same period in 2022.

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The greatest change to the Company’s expenses was a decrease in the amount of depreciation expense to $14,418 for the six month period ending April 30, 2023, compared to $488,448 for the same period in 2022. This expense decreased because the original set of kiosk fixed assets the Company built for operating its own site were fully depreciated as of May 2022.

Net Loss

As a result of the foregoing, the Company experienced a $2,092,964 net loss for the six month period ending April 30, 2023, compared to a net loss of $2,401,782 for the same period in 2022.

Liquidity and Capital Resources

We may seek to raise any necessary additional funds through equity or debt financings, or other sources, which may be dilutive to existing stockholders. If we are unable to secure financing on commercially reasonable terms, if at all, our business, financial position, results of operations and cash flows may be materially and adversely impacted.

To date, the Company’s operations have been funded through a combination of debt and offerings of securities. We anticipate needing to raise a significant amount of capital in order to fund operations, research and development and other costs associated with growing our business until our operations generate enough revenue to cover our operating expenses and other costs. During the six-month period ending April 30, 2023, the Company closed its Series B financing round under Regulation A through Dealmaker, generating $4,157,000 in proceeds and issuing 1,919,507 shares of Series B Preferred Stock.

During the six-month period ending June 30, 2023, the Company raised an additional net proceeds of $517,728 for 249,760 Series B Preferred shares under Regulation CF through StartEngine.

As of April 30, 2023, the Company’s cash on hand was $1,517,156 as compared to $3,081,722 as of October 31, 2022. The Company’s accounts receivable balance was $5,512 as of April 30, 2023, as compared to $287,524 as of October 31, 2022. This is reflective of the revenue generated from RAAS sales where customers pay upfront or month to month versus the previous year’s Hardware Sales where customers do not always pay upfront. The Company’s inventory balance was $711,578 as of April 30, 2023, as compared to $441,762 as of October 31, 2022, reflecting a build up of inventory due to increasing demand from both existing customers and new potential customers for the Company’s products.

Material Commitments and Obligations

The Company’s current liabilities as of April 30, 2023 were $2,632,736 compared to $2,352,204 as of October 31, 2022. Accrued expenses account for the largest increase in current liabilities, increasing to $682,524 as of April 30, 2023, compared to $264,129 as of October 31, 2022. The increase is due to a temporary deposit liability as of April 30, 2023 of approximately $365,000 for the Series B financing under Regulation CF through StartEngine. As of June 30, 2023, this deposit liability was closed and converted into equity.

The Company’s current liabilities include $1,206,029 in notes payable (net of financing fees), which were paid in June 2023. For details, see below “Subsequent Events – Loan Agreements.”

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Subsequent Events

Promissory Note

On March 23, 2023, the Company entered into a Promissory Note with a third party for a total of $200,000 of principal. The note will pay $5,000 of interest quarterly for 20 consecutive quarters. In consideration for this note, the Company issued a warrant for 45,045 Series B Preferred Shares with an exercise price of $2.22.

Sale of Series C Preferred Stock and Series C Warrants and Related Changes to the Board of Directors

On May 18, 2023, the Company raised proceeds through a private placement in reliance on Section 4(2) of the Securities Act of 1933, as amended, converting and selling 11,282,717 Series C Preferred Stock and issuing warrants exercisable for 2,576,916 shares of Series C Preferred Stock (the “Series C Warrants”) for total consideration of $3,407,697. The Series C Warrants are exercisable for $0.01 per share and expire on May 18, 2030.

As part of this offering, holders of the Company’s Series Seed and Series A Preferred Stock were entitled to convert their existing shares of Series Seed or Series A Preferred Stock to the more senior Series C Preferred Stock on a 1-for-1 share basis provided they invest in Series C Preferred Stock for at least half of their pro rata, which was calculated as the ownership percentage in the Company’s Voting Preferred Stock, which does not include the Non-Voting Series B, B-1 or B-2 Preferred Stock. A total of 3,484,128 shares of Series Seed Preferred Stock and 5,221,673 shares of Series A Preferred Stock converted to Series C Preferred Stock in connection with this offering.

In connection with this private placement the Company amended and restated its Certificate of Incorporation due to a change in the voting rights of securityholders, described below in “Item 2. Other Information”. As of the date of this report, the Company’s Board of Directors (the “Board”) continues to have five seats, however, the composition of the board has changed. Our current board members comprise two directors designated by the holders of our Series C Preferred Stock, which are Eric Benhamou and Vikram Mehta; and two directors designated by Key Holders of our Common Stock, Vipin Jain (our CEO) and Venkateswaran Ayalur (our CTO). The fifth board seat is unoccupied.

Additionally, Article VI of the Company’s Amended and Restated Certificate of Incorporation requires the affirmative vote of at least a majority of the directors elected by the holders of our Series C Preferred Stock prior to the Company engaging in certain matters specified in Section 5.4 of our Investors’ Rights Agreement, including the making of or guarantee of certain loans or debt, approval of certain related party transactions, and executive compensation arrangements.

See “Item 2. Other Information” for additional details.

Related Party Transactions

Eric Benhamou, who currently serves on the Company’s Board, participated in the Series C Preferred Stock offering through his affiliated company, Benhamou Global Ventures (“BGV”). BGV co-led and syndicated the offering and along with JGV1 LLC, a company whose managing partner is Vikram Mehta who also recently joined the Company’s Board. BGV purchased 508,854 shares of Series C Preferred Stock for consideration of $750,000, and JGV1 LLC purchased 1,187,326 shares of Series C Preferred Stock for consideration of $1,750,000. Both BGV and JGV1 LLC converted all of their shares of Series Seed 1, Series Seed 2, Series A and Series A-1 Preferred Stock to Series C Preferred Stock on a 1-for-1 basis.

As part of the closing of the private placement of the Series C Preferred Stock and Warrants, the Company converted the deferred compensation and notes payable to our CEO, our CTO and one other key employee (the “Key Employees”) to Series C Preferred Stock. For a total consideration of $390,422, comprising $105,567 in principal, $43,811 in interest, and $241,043 in deferred compensation, the Key Employees received 264,889 shares of Series C Preferred Stock effectively at $1.4739 per share.

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Loan Agreements

On July 15, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank (“WA Loan”) to repay the loan to Silicon Valley Bank. The WA Loan requires the Company to maintain a cash collateral bank account for the new loan in the amount of $1,430,000. Interest on the WA Loan is paid monthly by the tenth of each month. The loan had a maturity date of July 15, 2023. On June 14, 2023, the Company repaid this debt of $1,296,884 and $9,267 of accrued interest.

On June 21, 2023, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for hardware loan advances to finance Blendid system deployments. This agreement has provision for up to $4,200,000 in loan advances upon successful deployments of Blendid kiosks along with meeting certain performance conditions. The interest rate will accrue at a rate per annum of 8.75%. The Company shall repay each Hardware Advance in 24 equal monthly installments of principal plus interest. On June 21, 2023, in order to induce Silicon Valley Bank to enter into this Loan and Security Agreement, the Company issued a Warrant to Purchase 77,504 shares of Common Stock with an exercise price of $0.76 with an expiration date of June 20, 2033.

Trend Information

The Company’s primary focus is to execute its go-to-market strategy by continuing to sign new customers as well as continuing to service existing customers such as Jamba, Bay Clubs and Schneider.

The Company continues to make product enhancements and improvements to further reduce the cost of manufacturing, deployment, and servicing of its Blendid kiosk. The Company is also investing in field operations, support, and operational infrastructure to further simplify customer operations.

The restaurant and food services industry is ripe for disruption, especially as inflation and labor costs negatively impact profitability and the overall pool of labor in the industry becomes scarce. There is also increasing demand for fresh food during extended hours or round the clock in many environments. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers enhance their ability to offer fresh food at all times of the day, reduce labor costs, and improve overall throughput and profitability.

ITEM 2. OTHER INFORMATION

Description of the Company’s Securities and Related Investor Agreements Impacting the Rights of Securityholders

On May 12, 2023, the Company amended and restated its certificate of incorporation (“A&R COI”) to designate 18,204,409 shares of preferred stock as a new class of Series C Preferred Stock. For information regarding the terms of the Company’s sale of the Series C Preferred Stock and Series C Warrants, see above “Subsequent Events – Sale of Series C Preferred Stock and Series C Warrants.” The following description summarizes important terms of the Company’s Series C Preferred Stock, other classes of Preferred Stock and our Common Stock. This summary does not purport to be complete and is qualified in its entirety by the A&R COI and the Bylaws, as amended, copies of which have been filed as exhibits to this semiannual report on Form 1-SA. For a complete description of the Company’s Common Stock and classes of Preferred Stock, including Series C Preferred Stock, you should refer to the A&R COI, the Bylaws (as amended), the Subscription Agreements and related proxies, the Amended and Restated Voting Agreement, the Amended and Restated Investor Rights Agreement, the Amended and Restated Right of First Refusal and Co-Sale Agreement, each filed as an exhibit to this report, and applicable provisions of the Delaware General Corporation Law (“DGCL”).

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As of the date of this report, the authorized capital comprises 98,459,094 shares of Common Stock, par value $0.0001 per share, and 51,588,555 shares of Preferred Stock, par value $0.0001 per share, have been designated as the following classes:

•	4,178,535 shares have been designated Series Seed 1 Preferred Stock;

•	2,028,781 shares have been designated Series Seed 2 Preferred Stock;

•	9,840,988 shares have been designated Series A Preferred Stock;

•	2,540,369 shares have been designated Series A-1 Preferred Stock;

•	12,387,387 shares have been designated Series B Preferred Stock;

•	338,777 shares have been designated Series B-1 Preferred Stock;

•	2,069,309 shares have been designated Series B-2 Preferred Stock;

•	18,204,409 shares have been designated Series C Preferred Stock;

The Series B, Series B-1 and Series B-2 Preferred Stock are referred to collectively as “the Non-Voting Preferred Stock.” All other classes of Preferred Stock are referred to collectively as the “Voting Preferred Stock.” The rights and preferences of each class of the Company’s capital stock are described below.

Common Stock

Voting Rights and Proxy

The voting, dividend and liquidation rights of the holders of our Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock described below.

Except as described immediately below, holders of our Common Stock are entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Our A&R COI does not provide for cumulative voting, and does not entitle holders of our Common Stock to vote on any amendment to the A&R COI relating to the terms of one or more outstanding Series of Preferred Stock unless otherwise required by law. In addition to any vote of the holders of one or more series of Preferred Stock that may be required, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote.

All holders of the Company’s Common Stock who acquired their shares through the Company’s previous Regulation Crowdfunding offerings have granted an irrevocable proxy to the Company’s CEO to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock. A form of such subscription agreements appear as Exhibits 5.2 and 5.3 to this report.

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Dividend Rights

Subject to preferences that may be applicable to any then outstanding Series of Preferred Stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Before holders of our Common Stock can receive a dividend, we must first obtain the consent of the holders of our Voting Preferred Stock, and the Company must first pay a dividend on our Preferred Stock in an amount at least equal to the Non-cumulative Preferred Dividend (defined below) plus the dividend per share of Preferred Stock that would be payable had the Preferred Stock been converted into Common Stock. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of debts and other liabilities and the satisfaction of any liquidation preference granted to holders of Preferred Stock; however if the amount that the holders of a Series of Preferred Stock would receive based on the pro rata percentage of the proceeds calculated based on the number of shares owned by each investor on an “as converted to Common Stock” basis is greater than the then applicable liquidation preference available to a Series of Preferred Stock, the holders of each such Series of Preferred Stock and Common Stock will receive that amount. See below, “Preferred Stock – Right to Receive Liquidation Distributions.”

Rights and Preferences

The rights, preferences and privileges of the holders of the Company’s Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of Preferred Stock that we may designate in the future.

Redemption

The Common Stock is not redeemable at the option of the holder.

Preferred Stock

Dividends

The Company’s A&R COI provides that all holders of the Company’s Preferred Stock are entitled to non-cumulative dividends (the “Non-cumulative Preferred Dividend”) at the annual rate of 8% of the applicable “Original Issue Price” as follows:

•	Series Seed 1 Preferred Stock has an Original Issue Price of $0.60 per share
•	Series Seed 2 Preferred Stock has an Original Issue Price of $0.78 per share
•	Series A Preferred Stock has an Original Issue Price of $1.3002 per share
•	Series A-1 Preferred Stock has an Original Issue Price of $0.9257 per share
•	Series B Preferred Stock has an Original Issue Price of $2.2108 per share
•	Series B-1 Preferred Stock has an Original Issue Price of $1.4172 per share
•	Series B-2 Preferred Stock has an Original Issue Price of $1.4739 per share
•	Series C Preferred Stock has an Original Issue Price of $1.4739 per share

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Before the Company can declare and pay a dividend on Common Stock or any class or series convertible into Common Stock (except for Common Stock dividends payable in shares of Common Stock), the Company must first pay holders of Preferred Stock a dividend (the “Preferred Dividend”) on each outstanding share of Preferred Stock in an amount at least equal the sum of (a) the amount of the Non-cumulative Preferred Dividend and (b) that dividend per share of Preferred Stock on an as-converted basis. In addition, the Series C Preferred Stock have senior dividend rights in that no other class of Preferred Stock or Common Stock, may receive dividends unless the holders of the Series C Preferred Stock first receive their Preferred Dividend.

If the Company declares or pays a dividend on the same date for more than one class or series of capital stock, the dividend payable to the holders of Preferred Stock shall be calculated based upon the dividend on the class of series of capital stock that would result in the highest Preferred Stock dividend.

Voting

As long as at least 1,000,000 shares of Series C Preferred Stock outstanding, holders of the Series C Preferred Stock are entitled to elect two directors (each a “Series C Director”) to the Company’s board of directors voting exclusively and as a separate class on an as-converted basis.

The holders of the Company’s Common Stock are entitled to elect two directors (each a “Common Director”) to the Company’s board of directors voting exclusively and as a separate class.

The remaining director(s) will be elected by holders of Common Stock and Voting Preferred Stock (which does not include the Non-Voting Series B, Series B-1 or Series B-2 Preferred Stock) exclusively and voting together as a single class.

Series B, Series B-1 and Series B-2 Preferred Stock Voting Rights

Holders of our Series B, Series B-1 and Series B-2 Preferred Stock (collectively, the “Series B Preferred Stock”) are not entitled holders to voting rights except as required by the DGCL.

Protective Provisions

As long as at least 4,000,000 shares of Voting Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Preferred Stock), the Company must obtain the approval or consent of a majority of the holders of our Voting Preferred Stock before it can take certain actions:

•

Liquidate, dissolve or wind-up the business, or effect any merger or consolidation other than a deemed liquidation event (e.g., the merger or consolidation, the sale, lease, transfer or other disposition of all or substantially all of the Company’s assets);

•	Amend alter or repeal any provision of our A&R COI or Bylaws in a manner that is adverse to the powers, preferences or rights of the holders of Preferred Stock;
•

Create or authorize the creation of a class of securities having rights, preferences or privileges senior to or on parity with the Preferred Stock with respect to the right to receive distributions upon liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption;

•	Increase the number of authorized shares of Common Stock or Preferred Stock;
•	Sell, issue, sponsor, create or distribute digital tokens, cryptocurrency or other blockchain-based assets;
•

Purchase or redeem or pay or declare any dividend or make a distribution unless it is a dividend or distribution payable on shares of Common Stock in the form of additional shares of Common Stock, repurchases of stock from former employees, officers, directors, consultants, or as otherwise authorized by the A&R COI;

•	Create or hold stock of a subsidiary that is not wholly-owned by the Company or permit a subsidiary to sell stock, licenses or all or substantially all of the subsidiary’s assets;
•	Increase or decrease the authorized number of directors on the Company’s board of directors; and
•	Amend or waive any of the above provisions.

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Additionally, Article VI of the A&R COI requires, that so long as the holders of Series C Preferred Stock are entitled to elect one Series C Director, the affirmative vote of at least a majority of the non-Common Directors prior to the Company engaging in certain matters specified in Section 5.4 of our Investors’ Rights Agreement, including the following matters:

•	Own stock or other securities issued by another company;
•	Make loans or advances to another company or person, including employees or directors unless in the ordinary course of business or under a plan approved by the Board of Directors;
•	Guarantee any indebtedness except for the Company’s trade accounts in the ordinary course of business;
•	Incur any indebtedness in excess of $50,000 unless in a budget approved by the Board of Directors;
•

Enter into any related party transactions, including those with any director, officer or employee, involving bonuses or other payments to employees in connection with a Deemed Liquidation Event (defined below in “Liquidation”);

•	Hire, terminate or change executive compensation, including the approval of stock options or other equity awards;
•	Change the principal line of business, enter into new lines or business or exit the current line of business;
•	Sell, assign, license or otherwise encumber any of the Company’s technology or intellectual property; and
•	Enter into any corporate strategic relationship involving the payment, contribution or assignment of money or assets exceeding $100,000.

Liquidation

In the event of a liquidation, dissolution, winding up or “Deemed Liquidation Event” (defined as a merger, consolidation, or sale or other disposition of substantially all the assets of the Company), holders of our Series C Preferred Stock are entitled to be paid out of assets available for distribution to stockholders before holders of any other class of Preferred Stock or Common Stock receive any payments. In such event, holders of Series C Preferred Stock would be entitled to receive the greater of (i) the Original Issue Price plus any accrued dividends declared but unpaid or (ii) such amount as would be due to holders of Series C Preferred Stock had those shares been converted to Common Stock immediately before the triggering event.

After holders of Series C Preferred Stock have received liquidation amounts payable, our A&R COI provides that the remaining holders of our Preferred Stock then outstanding shall be entitled to be paid, on a pari passu basis, out of the Company’s assets before any payments will be made to holders of our Common Stock.

Holders of our Preferred Stock will be entitled to the greater of (i) the Original Issue Price plus any accrued dividends declared but unpaid or (ii) such amount per share as they would have been entitled to receive if all shares of Preferred Stock had been converted to Common Stock. If the amount available for distribution to stockholders is insufficient to pay in full the holders of Preferred Stock, then those holders will share ratably in the distribution in proportion to the amount they would have received if all amounts were paid in full.

Any remaining amounts will be distributed to holders of Common Stock pro rata based on the number of shares held but such holder.

Conversion

Holders of the Preferred Stock may convert their shares to Common Stock at the option of the holder and without payment of additional consideration. Conversion shall be into shares of Common Stock as determined by dividing the Original Issue Price by the applicable Conversion Price in effect at the time of conversion.  The “Conversion Price” shall initially be the Original Issue Price. Holders of Voting Preferred Stock are entitled to weighted average anti-dilution protections.  Certain issuances, including the sale of shares of Series C Preferred Stock and the shares issuable upon exercise of the Series C Warrants are not taken into consideration when adjusting the applicable conversion price for the other classes of Voting Preferred Stock.  Holders of Non-Voting Preferred are not entitled to weighted average anti-dilution protections.

Redemption

The Preferred Stock is not redeemable except as set forth in 2.4.2(b) regarding redemption upon a Deemed Liquidation Event (defined above in “Liquidation”) and the failure of the Company to effect a dissolution within a certain period time and sending the requisite notice.

12

Other Provisions of Note in Our Amended and Restated Certificate of Incorporation

Forum Selection

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to such lawsuits if the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery) or claims for which the Court of Chancery does not have subject matter jurisdiction.

Provisions of Note in Our Amended Bylaws

Right of First Refusal

Section 46 of our Bylaws grants the Company the right of first refusal if any stockholder of any class of securities seeks to transfer its capital stock unless the proposed transaction relates to estate planning or a bona fide pledge or mortgage of shares with a commercial lending institution.

Restrictions on Transfer

Section 36 of our Bylaws requires holders to obtain the Company’s consent prior to selling, transferring or otherwise disposing or encumbering their shares.

Provisions of Note in the Company’s Amended and Restated Voting Agreement

The Company, the holders of Voting Preferred Stock, Key Holders and certain other investors in the Company’s stock are parties to the Amended and Restated Voting Agreement.  The holders of Non-Voting Preferred Stock are not a party to the agreement.

In addition to the voting rights as described above in connection with the Company’s A&R COI, the Amended and Restated Voting Agreement contains the following provisions:

Directors

Under the Amended and Restated Voting Agreement, various parties are entitled to designate directors, those designations are as follows:

•	Series C Director: BGV, so long as BGV and its affiliates continue to own at least 1,500,000 shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), subject to adjustments for recapitalization events.

•	Series C Director: JGV1 LLC, so long as JGV1 LLC and its affiliates continue to own at least 1,500,000 shares of Common Stock (including shares of Common Stock issued or issuable upon conversion of the Preferred Stock), subject to adjustments for recapitalization events.

•	Common Director: one person designated from time to time by the holders of a majority of the then outstanding shares of Common Stock held by Key Holders who are then providing services to the Company as officers, employees or consultants

•	Common Director: CEO

The remaining director will need to be acceptable to each of the Series C Directors and the Common Directors.

Increase Authorized Common Stock

Key Holders and Preferred Stockholders agree to vote, or cause to be voted, all of their shares to increase the number of authorized shares of Common Stock to ensure there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

13

Drag-along Right

In the event the holders of a majority of the outstanding shares of Voting Preferred Stock, including a majority of the Preferred Stock (the “Selling Investors”), and the majority of the outstanding shares of Common Stock held by the Key Holders (excluding shares of Common Stock issued or issuable upon conversion of the Preferred Stock) (the “Electing Holders”) approve a sale of the Company, then each Voting Preferred Stockholder and the Company agree:

•	To vote all shares in favor of the sale of the Company, and to vote in opposition to any and all other proposals;
•

If the proposed transaction is a sale of stock, then agree to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors;

•

To refrain from exercising any dissenters’ rights or rights of appraisal under applicable law, or asserting any claim challenging the sale or alleging breach of fiduciary duty of the Selling Investors.

•

In the event the consideration to be paid in exchange for the shares includes any securities such that registration or qualification of the securities or a person as a broker or dealer or agent, then the Company may cause to be paid to any such Stockholder an amount in cash equal to the fair value (as determined in good faith by the board) of such securities.

•

In the event the Selling Investors appoint a stockholder representative, the Stockholders agree to consent to the appointment of the stockholder representative, the establishment of escrow, expense or similar fund as needed, and the payment of the pro rara portion of such Stockholders’ reasonable fees and expenses in connection with the sale of the Company, and not to assert any claim or suit against the stockholder representative absent fraud, bad faith, gross negligence or willful misconduct.

•

A sale of the Company means a transaction or series of related transactions in which more than 50% of the Company’s outstanding voting power is acquired or a transaction that qualifies as a “Deemed Liquidation Event” (defined above in “Preferred Stock – Right to Receive Liquidation Distributions”).

Voting Proxy to the Company’s CEO

Under the Amended and Restated Voting Agreement, stockholders who are party to that agreement grant a proxy to the Company’s CEO giving him the ability to vote their shares on matters, including but not limited to votes to increase authorized shares of Common Stock and votes regarding the sale of the Company.

Consent to Amend Voting Agreement and Composition of Board of Directors

Only the holders of the Series C Preferred Stock can amend the Voting Agreement with respect to provisions governing their ability to elect the Series C Directors. Similarly, only Key Holders of the Company’s Common Stock, as defined above, can amend the provisions regarding their ability to elect the Common Directors.

Forum Selection Provision

Parties to the Amended and Restated Voting Agreement, agree to submit to the jurisdiction of the state courts of the State of California and to the federal courts located in the Northern District of California for the purpose bringing any suit, action or other proceeding arising out of or based on this Agreement, and agree not to proceed in any other jurisdiction. They also agree to waive any claim that they are not subject personally to the jurisdiction of the courts identified above.

Waiver of Jury Trial

The Amended and Restated Voting Agreement includes a provision under which parties to this Agreement waive their right to a jury trial.

14

Amended and Restated Investor Rights Agreement

The Company and the holders of the Voting Preferred Stock are subject to our Amended and Restated Investor Rights Agreement (“Investor Rights Agreement”). Under the terms of this agreement:

Demand Registration Rights

•

Holders of at least 50% of the outstanding shares of Voting Preferred Stock may demand that the Company file a registration statement on Form S-1 covering the sale of at least 40% of the Common Stock issued or issuable upon conversion of the Voting Preferred Stock with an anticipated aggregate offering price, net of selling expenses, of at least $10 million. This right commences the earlier of i) four years after the date of the Investor Rights Agreement or ii) 180 days after the effective date of the Company’s IPO.

•

Holders of at least 20% of the outstanding shares of Voting Preferred Stock may demand that the Company file a Form S-3 registration statement covering the sale of at least $3 million in the aggregate of the Common Stock issued or issuable upon conversion of the Voting Preferred Stock once the Company is eligible to use such form.

•

The Company’s CEO may defer taking action in response such requests in good faith provide it would be harmful to the Company by materially interfering with a material acquisition, reorganization or similar transaction, require premature disclosure of material information or render the Company unable to comply with the Securities Act or Securities Exchange Act.

Information and Observer Rights

Holders of at least 1,797,605 shares of Voting Preferred Stock, or Common Stock issued upon conversion of Voting Preferred Stock (“Major Investors”), or holder of at least 678,472 shares of Series C Preferred Stock, will receive the following information from the Company under this agreement:

•	Financial statements, including balance sheet, income statement, a statement of stockholders’ equity and cash flow statement within 120 days of the Company’s fiscal year end;

•	Unaudited statements of income and cash flows for the first three fiscal quarter of each fiscal year, delivered within 45 days after the end of each quarter;

•

If requested, a statement showing sufficient information regarding the Company’s outstanding securities to allow the Voting Preferred Stockholder to calculate their respective percentage equity ownership on a fully diluted basis, certified by the CFO and CEO and delivered within 45 days after the end of each of the first three quarters. This request is limited to once per each such quarter;

•

At least 30 days before the end of the fiscal year, the Company will deliver a budget and business plan for the next fiscal year prepared on a monthly basis including balance sheets, income statements and statements of cash flows for such months and any other budgets or revised budgets prepared by the Company;

•	This right to information terminates 60 days prior to the Company filing a registration statement with the SEC;

•

Ability to visit the Company and inspect its properties, examine its books and records, and discuss the Company’s affairs with its officers with the exception of trade secrets or other confidential information;

•

A representative of BGV III L.P. or its affiliates shall be invited to attend all meetings of the board of directors in a nonvoting observer capacity, including receiving copies of all notices, minutes, consents and other materials provide to the directors. Such representative is required to hold in confidence and trust and to act in a fiduciary manner with respect to such information. Company is entitled to withhold information subject to attorney-client privilege, confidentiality, conflict of interest or disclosure of trade secrets.

15

Right to Future Stock Issuances

If the Company proposes to offer or sell any new equity securities, or securities convertible into equity securities, Major Investors shall be entitled to purchase at the same price and terms as applicable to the proposed offering, up to that portion of such equity securities that equals the portion of the total Common Stock of the Company then outstanding (assuming full conversion and/or exercise of all Voting Preferred Stock and any other Derivative Securities then outstanding).

If less than all equity securities that would be available for sale to Major Investors are subscribed after 20 days, the remaining equity securities then become available for purchase by the Major Investors who chose to exercise this right.

Matters Requiring Investor Director Approval

These requirements have been discussed above in “Preferred Stock – Protective Provisions.”

Forum Selection and Jury Waiver Provisions

The Amended and Restated Investor Rights Agreement contains provisions that are co-extensive with those included in our Amended and Restated Voting Agreement and described above.

Right of First Refusal and Co-Sale

The Company, the holders of Voting Preferred Stock, Key Holders and certain other investors in the Company’s stock are parties to the Right of First Refusal and Co-Sale.  The holders of Non-Voting Preferred Stock are not a party to the agreement.

Messrs. Jain, Ayalur or Dodd (the “Key Holders”) grant to the Company a right of first refusal in the event such Key Holder proposes to transfer shares of the Company’s capital stock at the same price and on the same terms as the proposed transfer. The Key Holders grant a secondary right of refusal to the Voting Preferred Stockholders who are a party to this agreement.

If any capital stock proposed to be transferred by a Key Holder is not purchased pursuant to the Company’s right of first refusal or Voting Preferred Stockholders’ secondary right of refusal, and is then sold, each respective Voting Preferred Stockholder may elect to exercise its right of co-sale and participate on a pro rata basis in such sale.

Convertible Securities

Warrants

Series C Warrants

Each Series C Warrant is exercisable for one share of Series C Preferred Stock at an exercise price of $0.01 per share with an expiration date of May 18, 2030.

Series Seed Warrant

The Company’s Series Seed Warrant was issued to BGV III, L.P., which is owned and controlled by Eric Benhamou who sits on our board of directors, on June 13, 2017, in connection with the sale of our Series Seed Preferred Stock. The warrant is exercisable for 250,000 shares of Series Seed Preferred Stock at an exercise price of $0.60 per share, and expires June 13, 2024.

16

Series A Warrant

Issued October 31, 2020, in connection with the sale of our Series A Preferred Stock, our Series A Warrant entitles holders to acquire additional shares of Series A Preferred Stock at an exercise price of $0.01 per share. The Series A Warrants expire October 31, 2025. As of April 2, 2022, 784,497 Series A Warrants were outstanding.

Warrants issued to Silicon Valley Bank

In connection with the Company’s loan from Silicon Valley Bank, the Company issued two warrants to Silicon Valley Bank. Although the loan has been paid in full, the warrants remain outstanding. In June 2018, the Company issued a warrant to purchase 32, 174 shares of Common Stock at an exercise price of $0.21 per share, which expires June 2028. On December 23, 2019, the Company issued a warrant to purchase 38,456 shares of Common Stock at an exercise price of $0.36 per share, which expires December 23, 2029.

Focus Brands Warrant

In connection with our sale of Series B SAFE Notes, Focus Brands also received a warrant to purchase 414,201 shares of the Company’s Common Stock at an exercise price of $1.69 per share. The warrant becomes exercisable in three tranches based on the Company’s achievement of Phase 2, Phase 3 and Phase 4 under the terms of the Company’s Jamba Agreement, and expires June 7, 2026.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended April 30, 2023 are not necessarily indicative of the results that can be expected for the year ending October 31, 2023.

6d bytes inc. dba Blendid

(a Delaware corporation)

Unaudited Financial Statements for the periods ended

October 31, 2022 (audited) and April 30, 2023 (unaudited)

17

6D BYTES INC.
BALANCE SHEET
As of October 31, 2022, and April 30, 2023

	(UNAUDITED)
ASSETS	April 30, 2023	October 31, 2022
Current Assets
Cash and cash equivalents	$1,517,156	$3,081,722
Accounts receivable	5,512	287,524
Inventory	711,578	441,762
Other current assets	16,888	18,031
Total current assets	2,251,134	3,829,039

Fixed assets, net of accumulated depreciation	120,540	134,957

Total Assets	$2,371,674	$3,963,996

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts and credit cards payable	$544,183	$483,712
Accrued expenses	682,524	264,129
Deferred Revenue	200,000	400,000
Notes payable – current portion	1,206,029	1,204,363
Total Current Liabilities	2,632,736	2,352,204

Notes payable – long-term portion	305,567	105,567

Total Liabilities	2,938,303	2,457,771

SHAREHOLDERS’ EQUITY

Common Stock (98,459,094 shares of $0.0001 authorized, 11,959,575 and 11,939,575 issued and outstanding as of April 30, 2023, and October 31, 2022)	1,196	1,194
Preferred Stock (33,384,146 shares of $0.0001 par value, 20,193,087 and 19,981,225 shares issued and outstanding as of April 30, 2023, and October 31, 2022)	2,019	1,998
Additional paid-in capital	26,870,227	26,339,330
Offering Costs	(2,903,019)	(2,392,209)
Retained earnings	(24,537,052)	(22,444,088)
Total Shareholders' Equity	(566,629)	1,506,225

Total Liabilities and Shareholder’s Equity	$2,371,674	$3,963,996

18

6D BYTES INC.
STATEMENT OF OPERATIONS (UNAUDITED)
For the Periods, November 1 – April 30, 2023 and November 1 – April 30, 2022

	2023	2022

Revenues, net	$160,349	$296,252
Less: Cost of goods sold	54,790	268,426
Gross profit	105,559	27,826

Operating expenses
General and administrative	563,119	530,615
Research and development	1,166,805	1,172,910
Sales and marketing	375,623	441,935
Total operating expenses	2,105,547	2,145,460

Net Operating Income (Loss)	(1,999,986)	(2,117,634)

Interest income (expense), net	(59,595)	(59,138)

Other income (expense)	18,965	263,438
Depreciation (expense)	(14,418)	(488,448)

Net Income (Loss)	$(2,092,964)	$(2,401,782)

In the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

19

6D BYTES INC.
STATEMENT OF SHAREHOLDERS’ EQUITY
For Period of October 31, 2021 through April 30, 2023

	Common Stock		Preferred Stock		Additional Paid-In	Offering	Retained	Total Shareholders’
	# of shares	$	# of shares	$	Capital	Fees	Deficit	Equity
Balance as of October 31, 2021	11,137,692	$1,114	14,166,255	$13,476,368	$2,008,404	$(735,154)	$(17,943,942)	$(3,193,210)
Issuance of common stock	801,883	80	5,814,970	9,384,474	1,472,082	(1,657,055)		9,199,620
Split out of Par versus APIC				(22,858,844)	22,858,844			0
Net income (loss)							(4,500,146)	(4,500,146)
Balance as of October 31, 2022	11,939,575	$1,194	19,981,225	$1,998	$26,339,330	$(2,392,209)	$(22,444,088)	$1,506,225
Issuance of common stock	20,000	2			18,934			18,936
Issuance of preferred stock			211,862	21	511,963	(510,810)		1,174
Net Income (Loss)							(2,092,964)	(2,092,964)
Balance as of April 30, 2023	11,959,575	$1,196	20,193,087	$2,019	$26,870,227	$(2,903,019)	$(24,537,052)	$(566,629)

20

6D BYTES INC.
STATEMENT OF CASH FLOWS (UNAUDITED)
For the Periods, November 1 – April 30, 2023 and November 1 - April 30, 2022

	2023	2022
Operating Activities
Net Income (Loss)	$(2,092,964)	$(2,401,782)
Adjustments to reconcile net income (loss)
to net cash provided by operations:
Add: depreciation	14,417	497,972
Changes in operating asset and liabilities:
(Increase) Decrease in accounts receivable	282,011	76,900
(Increase) Decrease in inventory	(269,816)	(201,691)
(Increase) Decrease in other current assets	1,143	(118,428)
Increase (Decrease) in accounts payable	81,840	(49,904)
Increase (Decrease) in deferred revenue	(200,000)	(209,524)
Increase (Decrease) in accrued expenses	398,693	(8,987)

Net cash used in operating activities	(1,784,676)	(2,415,344)

Investing Activities
Purchase of fixed assets	0	(334)

Net cash used in investing activities	0	(334)

Financing Activities
Convertible Notes	200,000	36,394
Proceeds from issuance of stock	530,920	1,410,124
Payments of issuance costs	(510,810)	(306,680)

Proceeds from financing activities	220,110	1,139,838
Net change in cash and cash equivalents	(1,564,567)	(1,275,940)
Cash and cash equivalents at beginning of period	3,081,722	3,745,059
Cash and cash equivalents at end of period	$1,517,156	$2,469,119

21

6D BYTES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

6d bytes, Inc. (the “Company”) was formed under the laws of the state of Delaware on November 16, 2015 as a domestic corporation. The Company is headquartered with office space in Sunnyvale, California. The Company does business as BLENDID.

The Company builds robotic food automation solutions under the brand name Blendid. Blendid kiosks are autonomous, contactless, food robotics kiosks that use advanced technology including robotics, machine vision, and artificial intelligence, to prepare and serve food. The Company’s first concept uses this technology to prepare smoothies, which are referred to as Blends. Blendid kiosks are currently available in several locations in California, Georgia, and Wisconsin and will soon be available nationwide.

Since inception, the Company has incurred losses and has relied on securing loans and funding from investors. The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these financial statements are issued. In the event that the Company does not achieve revenue anticipated in its current operating plan, management has the ability and commitment to reduce operating expenses as necessary. The Company’s long-term success is dependent upon its ability to successfully raise additional capital, market its existing services, increase revenues, and, ultimately, to achieve profitable operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

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Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with two major financial institutions located in the United States of America, which it believes are creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 per institution. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.  Cash consists of funds held in the Company’s checking and sweep accounts. As of April 30, 2023 and October 31, 2022, the Company had $1,517,156 and $3,081,722 of cash on hand, respectively.

Prepaid expenses and other current assets

Prepaid expenses and other current assets consist of various payments that the Company made in advance for goods or services to be received in the future, which mainly consist of software-as-a-service subscriptions, prepaid rent and health benefits requiring up-front payments.  The Company has a minimum expense amount of $1,000 in order to capitalize as a prepaid asset versus expense in the current reporting period.

Inventory

Inventories are stated at the lower of cost or market. The company periodically reviews the value of items in inventory and provides write-downs or write-offs of inventory based on its assessment of market conditions. Write-downs and write-offs are charged to cost of goods sold. In the current fiscal year, the company did not experience any write-downs or write-offs.

Fixed Assets

Fixed assets are stated at acquisition cost, net of accumulated depreciation.  Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred. When furniture and equipment are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss is reflected in income for the period. The Company has a minimum expense amount of $1,000 in order to capitalize as a fixed asset versus expense in the current reporting period.

Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. The estimated useful life of property, plant, and equipment are:

Furniture and Fixtures	5 Years
Computers	3 Years

23

Other assets consist of Intellectual Property, Domain Name, Organizational & Start-up Cost.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

	Balance at November 1, 2022	Additions	Disposals	Depreciation	Balance at April 30, 2023
Domain Name	$10,000				$10,000
Other Intangibles	79,968				79,968
Computers & Equipment	44,989			14,417	30,572
Total	$134,957			14,417	$120,540

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

•	Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

24

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company ado     pted the provision of ASU 2014-09 Revenue from Contracts with Customers (“ASC 606”).

ASC 606 provides a five-step model for recognizing revenue from contracts:

•	Identify the contract with the customer
•	Identify the performance obligations within the contract
•	Determine the transaction price
•	Allocate the transaction price to the performance obligations
•	Recognize revenue when (or as) the performance obligations are satisfied

The Company’s primary source of revenue is the sale of its robotic kiosks and receiving service fees. A secondary source of revenue is sale of blended drinks in locations operated by the company. A new source of revenue introduced in 2023, is Robot-as-a-Service (RAAS) where the customer rents the robotic kiosk under a multi-year contract, paid on an Annual or Monthly basis.

For the sale of its robotic kiosks, each product sold to a customer typically represents a distinct performance obligation.  The Company satisfied its performance obligation and revenue is recorded at the point in time when the kiosks are delivered and installed as the Company has determined that this is the point that control transfers to the customer. In respect to the contract with Jamba, the deferred revenue of $1,000,000 recorded as of October 31, 2021, is in exchange for a promise to deliver up to ten (10) kiosks. The Company has and will continue to recognize revenue and cost of goods sold upon meeting the delivery and installation performance obligation. The balance of $200,000 in deferred revenue is related to the obligation to deliver and install two (2) remaining kiosks.

25

The company recognizes revenue immediately with the sale of blended drinks.

The company recognizes revenue from its RAAS sale as the performance obligation is satisfied over the rental period.

Inventories

The Company maintains inventory for sale to customers. The Company values inventory at cost (subject to any accruals obsolescence, spoilage, or other loss) on a first-in, first-out basis. As of April 30, 2023, and October 31, 2022, the Company had $711,578 and $441,762 of inventory, respectively.

Advertising

The Company expenses advertising costs as they are incurred.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for US federal tax purposes. The Company is current with its filing obligations through the periods ended October 31, 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party promissory notes payable with three key employees for a combined total of $105,567 of principal and $43,811 of accrued interest totaling $149,378 as of April 30, 2023. The Company also has a deferred compensation liability for the three key employees for a combined total of $241,043 as of April 30, 2023. The notes payable, accrued interest and deferred compensation were converted into equity in May, 2023 (See Subsequent Events for more details).

Because these transactions are among related parties, it cannot be guaranteed that this level of compensation are commensurate with market rates for the goods and services rendered.

NOTE 5 – DEBT

Notes Payable

On October 28, 2020, the Company entered into a Second Amendment to the Loan and Security Agreement with Silicon Valley Bank that was originally signed on June 29, 2018, for notes and accrued interest totaling $1,866,540. The new terms and conditions provide for 8 percent interest per annum, payments deferred until April 1, 2021, and the loan due on September 1, 2021. On July 15, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank (“WA Loan”) to repay the loan to Silicon Valley Bank. The WA Loan requires the Company to maintain a cash collateral bank account for the new loan in the amount of $1,430,000. Interest on the WA Loan is paid monthly by the tenth of each month. The loan has a maturity date of July 15, 2023. The amount due to Western Alliance Bank on the balance sheet as of April 30, 2023, is $1,206,029 which consists of $1,296,884 of principal, $8,645 of interest, net of financing fees of $99,500. On June 14, 2023, the Company repaid this debt (See Subsequent Events for more details).

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On March 23, 2023, the Company entered into a Promissory Note with a third party for a total of $200,000 of principal.  The note will pay $5,000 of interest quarterly for 20 consecutive quarters.  In consideration for this note, the Company issued a warrant for 45,045 Series B Preferred Shares with an exercise price of $2.22.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

The Company currently has a lease for its Sunnyvale, California office space that automatically renews monthly.  The base rent as of April 30, 2023, is $20,500.

NOTE 7 – EQUITY

As of April 30, 2023, the Company had four classes of stock, common stock, Series Seed Preferred stock, Series A Preferred stock and Series B Preferred stock.  On May 12, 2023, the Company amended and restated its certificate of incorporation to designate 18,204,409 shares of preferred stock as a new class of Series C Preferred Stock (See Subsequent Events for more details).

As of April 30, 2023, the Company had 98,459,094 and 11,959,575 authorized and issued shares of common stock. All common stock shares have a par value of $0.0001 per share.

As of April 30, 2023, the Company had 4,178,535 authorized Series Seed 1 Preferred and 2,028,781 authorized Series Seed 2 Preferred.  On June 13, 2017, the Company raised $2,177,000 in exchange for 3,929,000 shares of Series Seed 1 Preferred stock and on November 20, 2017, the Company raised an additional $1,560,000 in exchange for 2,028,781 shares of Series Seed 2 Preferred stock.

As of April 30, 2023, the Company had 9,840,988 and 7,367,831 authorized and issued Series A Preferred Stock with a price per share of $1.30 and 2,540,000 authorized and issued Series A-1 Preferred stock with a price per share of $0.9257. On December 21, 2020, a Series A warrant was exercised for $38.46 in exchange for 3,846 shares.

As of April 30, 2023 the Company raised $4,157,000 through a campaign, under Regulation A, through Dealmaker, in exchange for 12,387,387 and 1,919,507 authorized and issued Series B Preferred Stock, 338,755 authorized and issued Series B-1 Preferred Stock and 2,069,309 authorized and issued Series B-2 Preferred Stock. The weighted average price per share for the Series B, Series B-1 and Series B-2 Stock was $1.78 .

Between June and August 2021, the Company raised $3,050,000 from a group of accredited investors in exchange for SAFE Notes.  The Company recorded these SAFE notes as a long-term liability.  These SAFE notes were converted into 2,069,309 Series B-2 Preferred Stock at a per share price of $1.47392.

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In March 2021, the Company closed a crowd note for $471,270. This note was converted into 338,777 Series B-1 Preferred Stock at a per share price of $1.41723.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

On May 12, 2023, the Company amended and restated its certificate of incorporation to designate 18,204,409 shares of preferred stock as a new class of Series C Preferred Stock. On May 18, 2023, the company closed a Series C financing from accredited investors. The total proceeds from this raise were $3,407,697 in exchange for 11,282,717 Series C Preferred Stock and warrants to purchase 2,576,916 shares of Series C Preferred Stock. As part of this closing, the notes payable with three key employees for a total of $105,567 and interest of $43,811, as well as deferred compensation to the same key employees of $241,043 was converted into Series C stock.

On October 28, 2020, the Company entered into a Second Amendment to the Loan and Security Agreement with Silicon Valley Bank that was originally signed on June 29, 2018, for notes and accrued interest totaling $1,866,540. The new terms and conditions provide for 8 percent interest per annum, payments deferred until April 1, 2021, and the loan due on September 1, 2021. On July 15, 2021, the Company entered into a Loan and Security Agreement with Western Alliance Bank (“WA Loan”) to repay the loan to Silicon Valley Bank. The WA Loan requires the Company to maintain a cash collateral bank account for the new loan in the amount of $1,430,000. Interest on the WA Loan is paid monthly by the tenth of each month. The loan had a maturity date of July 15, 2023. On June 14, 2023, the Company repaid this debt of $1,296,884 and $9,267 of accrued interest.

On June 21, 2023, the Company entered into a Loan and Security Agreement with Silicon Valley Bank for hardware loan advances to finance Blendid system deployments. This agreement has provision for up to $4,200,000 in loan advances upon successful deployments of Blendid kiosks along with meeting certain performance conditions. The interest rate will accrue at a rate per annum of 8.75%. The Company shall repay each Hardware Advance in 24 equal monthly installments of principal plus interest. On June 21, 2023, in order to induce Silicon Valley Bank to enter into this Loan and Security Agreement, the Company issued a Warrant to Purchase 77,504 shares of Common Stock with an exercise price of $0.76 with an expiration date of June 20, 2035.

During the nine-month period ending June 30, 2023, the Company raised an additional $517,728 in Series B financing under Regulation CF through StartEngine.

Management’s Evaluation

Management has evaluated subsequent events through June 30, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

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ITEM 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation

2.2	Bylaws (1)

2.3	Amendment to Bylaws (1)

3.1	Amended and Restated Investor Rights Agreement

3.2	Amended and Restated Right of First Refusal and Co-Sale #

5.1	Amended and Restated Voting Agreement #

5.2	Form of Subscription Agreement with Proxy (April 2021 Regulation CF Offering) (1)

5.3	Form of Subscription Agreement with Proxy (September 2021 Regulation CF Offering) (1)

6.1	Employment Agreement of Vipin Jain (1)

6.2	Employment Agreement of Venkateswaran Ayalur (1)

6.3	Employment Agreement of Vijay Dodd (1)

6.4	Amended 2015 Equity Incentive Plan (1)

6.5	Promissory Note (Vipin Jain 1st Advance May 31, 2016) (1)

6.6	Promissory Note (Vipin Jain 2nd Advance June 3, 2016) (1)

6.7	Promissory Note (Venkateswaran Ayalur 1st Advance May 31, 2016) (1)

6.8	Promissory Note (Venkateswaran Ayalur 2nd Advance June 3, 2016) (1)

6.9	Promissory Note (Vijay Dodd 1st Advance May 31, 2016) (1)

6.10	Promissory Note (Vijay Dodd 2nd Advance June 3, 2016) (1)

6.11	Amended and Restated Master Equipment Provider Agreement (1)#

6.12	Loan and Security Agreement (1)#

6.13	BGV III, L.P. Series Seed Warrant (1)

6.14	BGV III, L.P. Series A Warrant (1)#

(1) Previously filed as an exhibit to the 6d bytes inc. dba Blendid Regulation A Offering Statement on Form 1-A (Commission File No. 024-11889 and incorporated herein by reference).

# Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

6d bytes inc. dba Blendid

By:	/s/ Vipin Jain
Vipin Jain
Chief Executive Officer
Date:	July 31, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name	Title	Date

/s/ Vipin Jain	Chief Executive Officer	July 31, 2023
Vipin Jain	(Principal Executive Officer, Principal
Financial Officer and Principal Accounting Officer)

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